

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2015

Michael P. Turzenski
Group Vice President and Chief Financial Officer
Roundy's, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

> **Re:** **Roundy's Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Form 10-Q for the Quarterly Period Ended September 27, 2014**
> **File No. 1-35422**

Dear Mr. Turzenski:

We have reviewed your February 13, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2014 letter.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Please refer to comment 1 and address the following additional comments:

   - Please explain to us what factors management considers when exiting a particular banner or geographic market. We assume the decision to exit a geographic market is based on the inability to gain appropriate leverage over competitors or targeted financial return on investments over a defined period of time. Please clarify if our assumption is correct.

   - Based on the factors identified in response to the above bullet point, please explain to us the specific timeline of events which led to the Rainbow exit. In this regard, we note you decided to exit the Rainbow banner in the second quarter of fiscal 2014.

However, we assume the events and circumstances which led to the exiting of this market occurred over a period of extended time. As part of your response, please identify the periods during which the Rainbow banner did not meet internal expectations and clarify, if different, when the Rainbow banner began losing strategic relevance.

- We note from your response that the Rainbow banner was not disproportionately impacted by any of the specific negative factors referenced in your press release announcing the sale of the Rainbow stores or your previous filings. Please confirm our assumption, if true, that this statement indicates all of your banners in Wisconsin and Minnesota did not meet internal expectations during 2013. If our assumption is inaccurate, please explain to us in more detail how you concluded the differing performance of the Rainbow banner did not need to be disclosed in your Form 10-K.

- Further, we note from your response that the decision to exit the Rainbow banner was due in part to your focus on stabilizing the Wisconsin market. Please confirm our assumption, if true, that all of your banners in the Wisconsin market have performed similarly during 2014. If our assumption is inaccurate, please explain to us in detail how you determined your most recent Form 10-Q did not need to highlight the differing performance of the various banners within your core business in Wisconsin.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Financial Statements for the Period Ended September 27, 2014

Note 9. Goodwill, page 10

2. Please refer to comment 2. We have read the last paragraph in your response and have the following additional comments:

- Please confirm our assumption, if true, that each Wisconsin banner is a component of an operating segment that has been aggregated into a single reporting unit as contemplated by ASC 350-20-35-35. If our assumption is inaccurate, please explain this matter to us in detail.

- If the above assumption is accurate, please elaborate on your analysis of each of the factors indicated by ASC 350-20-35-35 and ASC 280-10-50-11. Please also explain in more detail how you evaluated the historical, current, and forecasted gross margins of each individual banner when concluding these banners have "similar gross margins."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

13 Weeks Ended September 27, 2014 Compared with 13 Weeks Ended September 28, 2013, page 22

3. Please refer to comment 3 and address the following comments:

    • Please summarize for us how your Wisconsin operations have performed relative to your Illinois operations over the most recent thirty-nine week interim period ended September 27, 2014. In this regard, we note as of September 27, 2014 you operated 149 stores in total and 27 Mariano's stores. If significant differences in relative revenue or profitability are noted, then further explain how you concluded separate disclosure was not warranted in you most recent Form 10-Q. Please note an objective of MD&A is to provide historical trend information about your business. We may have further substantial comment.

    • We have read your November 2014 "Roundy's Investor Presentation" and note the strong growth in the Chicago Market with the Mariano's format. Further, you highlight several differences between your Wisconsin and Illinois markets. For example, on slide five you point out the Chicago market has "2x the productivity of your Wisconsin stores." The information presented on slide six indicates that your Mariano's banner is a "highly differentiated food shopping experience." You further indicate on slide seven the Mariano's banner has 1) two times the average Wisconsin retail sales volume, 2) lower EBITDA margin and higher gross profit dollars, and 3) strong store-level ROIC. We also note on slide sixteen that Mariano's represents a significant growth opportunity for the Company. It also appears from the disclosures in your filings and your response to our comments that your Wisconsin and Illinois markets were behaving differently during 2013 and 2014, leading you to "[shift] focus to stabilizing [your] Wisconsin market" in contrast to "growing [your] Mariano's banner." We further note a general trend of highly differentiated grocery stores having higher profit margins than value-oriented grocery stores. Based on this information, we continue to believe that your Wisconsin and Illinois markets likely have different current or future trends in per-store revenue and per-store profitability, and that the mix of stores between these two markets will therefore impact your consolidated results. Please explain to us in significantly more detail why the apparent differences between these types of stores were not addressed in your most recent Form 10-Q, either as part of your analysis of results of operations or as part of your discussion of trends and uncertainties, and also tell us how these matters will be addressed in your upcoming Form 10-K.

Critical Accounting Policies and Estimates, page 29

4. Please refer to comment 5. Please tell us, and consider clarifying within your upcoming Form 10-K, the amount of the fiscal 2014 impairment that related to each of your reporting units and the amount of remaining goodwill that relates to each of your reporting units. For example, if the 2014 goodwill impairment related entirely to your core Wisconsin business and the remaining goodwill balance relates almost entirely to your core Wisconsin business, we believe this would be useful information to provide to your investors to assist them in assessing the likelihood of a future material impairment charge.

5. In future filings, if material goodwill exists at a reporting unit which has a fair value that is not substantially in excess of its carrying value as of the date of the last impairment test, please disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We believe these disclosures will greatly assist your investors in assessing the probability of a future material impairment charge.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief